UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-38117

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

TINTRI, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

303 RAVENDALE DRIVE

(Address of Principal Executive Office (Street and Number))

MOUNTAIN VIEW, CA 94043

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tintri, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2018 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously announced in the press release filed as Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 15, 2018, the Company is currently out of compliance with certain financial and other covenants under its credit facilities and does not have sufficient cash to satisfy the amounts outstanding should its lenders elect to accelerate the repayment of the Company’s indebtedness under its credit facilities. Based on the Company’s current cash projections, and regardless of whether its lenders were to choose to accelerate the repayment of the Company’s indebtedness under its credit facilities, the Company likely does not have sufficient liquidity to continue its operations beyond June 30, 2018. The Company is evaluating its strategic options, including a sale of the Company and/or filing for bankruptcy protection. Even if the Company is able to secure a transaction to sell the Company, there is a significant possibility that the Company may file for bankruptcy protection. The Company’s evaluation of its strategic options has required a considerable amount of time from the Company’s management and other personnel that would otherwise be dedicated to the preparation of the Quarterly Report. The Company has also experienced recent losses of employees whose job functions related to the preparation of the Quarterly Report. As a result of these and related factors, the Company requires additional time to complete the preparation and review of the Quarterly Report and the financial statements contained therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Barton	650	810-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal quarter ended April 30, 2018, the Company anticipates total revenue of approximately $22 million and a net loss of approximately $37 million, compared to total revenue of $30.5 million and a net loss of $30.5 million for the fiscal quarter ended April 30, 2017.

The foregoing statements concerning the Company’s expectations regarding the completion of the preparation and review of the Quarterly Report and the financial statements to be included therein and the time period during which the Company can continue to operate the its business with its existing cash resources are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including those related to the ability of the Company to complete the preparation and review of the Quarterly Report and the financial statements to be included therein, the Company’s ability to execute on strategic transactions, whether the Company’s lenders elect to declare an event of default under its credit facilities and the Company’s ability to comply with and/or modify terms of the Company’s outstanding debt.

Tintri, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2018	By:	/s/ Tom Barton
Tom Barton
Chief Executive Officer